[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 29, 2014

VIA EDGAR

Perry J. Hindin

Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CEC Entertainment, Inc.

Schedule TO-T and Amendments Nos. 1 and 2

Filed January 16, 17 and 21, 2014 by Q Merger Sub Inc.,

    Queso Holdings Inc. and Apollo Management VIII, L.P.

File No. 005-39153

Dear Mr. Hindin:

On behalf of our clients, Q Merger Sub Inc., Queso Holdings Inc. and Apollo Management VIII, L.P. (collectively, “Apollo”), we are providing Apollo’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated January 27, 2014, with respect to Apollo’s Tender Offer Statement on Schedule TO originally filed on January 16, 2014 (the “Schedule TO”).

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

Amendment No. 4 (“Amendment No. 4”) to the Schedule TO is being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering to your attention a hard copy of this letter, along with six copies of Amendment No. 4.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by Apollo’s response. All references to page numbers in these responses are to the pages of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Schedule TO, as amended (the “Offer to Purchase”). Terms not otherwise defined in this letter shall have the meanings set forth in the Offer to Purchase.

Offer to Purchase

General

1.	The amendment to the Schedule TO filed on January 21, 2014 contains numerous changes to specific words, phrases, sentences and paragraphs in the Offer to Purchase dated January 16, 2014. Given the extent of such changes, please advise how such changes were disseminated and why the filing persons believe such method of dissemination was in a manner reasonably designed to inform security holders of such changes. Refer to Exchange Act Rule 14d-4(d). Please also advise what consideration the filing persons gave to amending and restating the Offer to Purchase in its entirety, or the relevant sections thereof that were changed, rather filing the amendment in its current form.

Response: On January 21, 2014 (the 18th business day before the expiration of the Offer), Apollo filed with the Commission Amendment No. 2 to the Schedule TO via EDGAR. The information contained in the amendment was immediately available to all stockholders of the Company via the Internet on the Commission’s website, as well as on the Company’s website. Apollo respectfully submits that such method was the most efficient and effective way to promptly disseminate the amended tender offer materials to stockholders. In addition, because of the substantial publicity that this transaction has received and because 18 business days remained between dissemination of the amended information and the expiration of the Offer, Apollo believes the information was disseminated in a manner reasonably calculated to inform security holders as required and with adequate time for security holders to absorb the amended content.

Although there were numerous changes to the Offer to Purchase, Apollo does not believe that the changes made in Amendment No. 2 to the Schedule TO were, in their totality, material. Because of the isolated and specific nature of the changes, Apollo believed such changes were better addressed in the form of the amendment as filed. Apollo respectfully submits that the amendment allows stockholders to more quickly identify the changes to the Offer to Purchase, rather than trying to identify changes in an amended and restated Offer to Purchase, or amended and restated sections thereof.

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

2.	Refer to our preceding comment. We note that the term “Offer Closing” is defined on page 4 of the Offer to Purchase dated January 16, 2014 and is also defined in the second paragraph following the question “Do you have the financial resources to make payment?” found in Amendment No. 2 to the Schedule TO filed on January 21, 2014. However, the terms are defined differently. Please revise accordingly.

Response: In response to the Staff’s comments, Apollo has revised the applicable disclosure in the second paragraph following the question “Do you have the financial resources to make payment?” found in Amendment No. 2 to the Schedule TO filed on January 21, 2014.

3.	As noted in Exchange Act Rule 14d-1(g)(2), the term “bidder” is defined as any person who makes a tender offer or “on whose behalf a tender offer is made.” Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Please tell us what consideration you gave to including AP VIII Queso Holdings, L.P. and those certain equity funds managed by Management VIII that own, directly or indirectly, the limited partnership interests of AP VIII Queso Holdings, L.P., as bidders. We note the disclosure on pages S-1 and 17 that each of Q Merger Sub Inc., Parent and AP VIII Queso Holdings, L.P. were formed for the sole purpose of conducting a tender offer for all of the Shares and completing the Merger and the related transactions, that each has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and that all of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Management VIII. We also note disclosure in the amendment to the Schedule TO filed on January 21, 2014 that Parent has obtained an equity commitment letter from AP VIII Queso Holdings, L.P. which provides for up to $335 million of equity financing needed to consummate the Offer. Please refer to the factors discussed in “Identifying the Bidder in a Tender Offer” in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Response: Apollo respectfully advises the Staff that it does not believe that AP VIII Queso Holdings, L.P. (the “Holding Partnership”) and those certain equity funds managed by Management VIII that own, directly or indirectly, the limited partnership interests of the Holding Partnership (collectively, the “Apollo Funds”) are bidders for purposes of Regulation 14D. In reaching this conclusion, Apollo carefully reviewed the definition of a “bidder” in Rule 14d-1(g)(2) of Regulation 14D, which defines “bidder” in a tender offer as “any person who makes a tender offer or on whose behalf a tender offer is made” and considered the guidance set forth in Section II.D.2 – “Identifying the Bidder

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

in a Tender Offer” of the November 14, 2000 Current Issues and Rulemaking Projects Outline (the “Outline”). First, Apollo emphasizes that the neither the Holding Partnership nor the Apollo Funds are making the Offer nor is the Offer being made on their behalf; instead, the Offer is made by and for the benefit of Parent, the Offeror and Management VIII. Second, Apollo has identified the factors highlighted in the Outline and set forth below its analysis of the applicability of each factor to the role of the Holding Partnership and the Apollo Funds in the Offer. This analysis further supports the conclusion that neither the Holding Partnership nor any of the Apollo Funds is a bidder in the Offer.

•	Outline Factor: Did the person play a significant role in initiating, structuring, and negotiating the tender offer?

Analysis: No. Decision-making authority with respect to the initiation, structuring and negotiation of the Offer resides solely with Parent, the Offeror and Management VIII.

•	Outline Factor: Is the person acting together with the named bidder?

Analysis: No. The Holding Partnership and the Apollo Funds are not acting together with Parent, the Offeror or Management VIII.

•	Outline Factor: To what extent did or does the person control the terms of the offer?

Analysis: Neither the Holding Partnership nor any of the Apollo Funds is a party to the Merger Agreement. Neither the Holding Partnership nor any of the Apollo Funds has the power to control the terms of the Offer. Decision-making authority with respect to the Offer resides solely with Parent, the Offeror and Management VIII.

•	Outline Factor: Is the person providing financing for the tender offer, or playing a primary role in obtaining financing?

Analysis: The majority of the $1.3 billion required to consummate the Offer will be provided in the form of debt financing, which commitments have solely been obtained by Parent. Under the terms of the debt financing, the Offeror will be the borrower. While the Holding Partnership is providing an equity commitment of $335 million pursuant to the Equity Commitment Letter, the Offer is not subject to a condition with respect to the Equity Commitment Letter. None of the Apollo Funds is a party to either the Equity Commitment Letter or the Debt Commitment Letter.

•	Outline Factor: Does the person control the named bidder, directly or indirectly?

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

Analysis: None of the Apollo Funds controls Parent, the Offeror or Management VIII. Although the Holding Partnership is the sole stockholder of Parent, the Holding Partnership is a special purpose vehicle formed for the purpose of completing the Offer and the Merger and serving as an investment vehicle for the Apollo Funds, and is ultimately managed by Management VIII.

•	Outline Factor: Did the person form the nominal bidder, or cause it to be formed?

Analysis: None of the Holding Partnership or the Apollo Funds formed, or caused to be formed, Parent, the Offeror or Management VIII.

•	Outline Factor: Would the person beneficially own the securities purchased by the named bidder in the tender offer or the assets of the target company?

Analysis: None of the Apollo Funds will own the Shares after the consummation of the Offer. Rather, the Shares will be owned by Parent. Although the Holding Partnership will indirectly own the Shares after the consummation of the Offer through its ownership of Parent, the Holding Partnership is a special purpose vehicle formed for the purpose of completing the Offer and the Merger and serving as an investment vehicle for the Apollo Funds, and is ultimately managed by Management VIII. Consequently, Management VIII and not the Holding Partnership will exercise independent voting power and investment power with respect to the Shares.

Furthermore, adding the Holding Partnership and the Apollo Funds as bidders would not provide any material information to the Company’s stockholders that is not already publicly disclosed.

Is your financial condition relevant to my decision to tender in the offer? Page S-2

4.

Disclosure in this section indicates that the filing persons do not think the Offeror’s financial condition is relevant to the decision to tender shares and accept the Offer because, among other reasons, the Offeror has received equity financing and debt financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer. We note, however, that the Offeror’s obligation to purchase tendered Shares is subject to a financing and funding condition, namely, that Parent enter into Definitive Financing Agreements in an amount at least equal to the Required Amount, which amount will be available to Parent at the Offer Closing. In addition, as discussed in our preceding comment, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer, such as Apollo Management VIII, L.P. Please provide the disclosure required by Item 10 of Schedule TO for each bidder, including Apollo Management VIII, L.P. Alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the inapplicability of Instruction 2 to

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

Item 10 of Schedule TO. For additional guidance, refer to instructions 1 and 2 to Item 10 of Schedule TO.

Response: Item 10 of Schedule TO requires disclosure of certain financial information of the bidders if material. Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of a bidder in a tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and (c) either the offeror is a public reporting company or the offer is for all outstanding securities of the subject class.

The consideration in the Offer is solely for cash and is for all outstanding shares of the Company. It is expected that the financing condition will be satisfied or waived at least five business days prior to the final expiration of the Offer and the Offeror confirms that it will extend the Offer, if necessary, to ensure that at least five business days will remain prior to the final expiration of the Offer following disclosure of such satisfaction or waiver of the financing condition, and notice of such satisfaction or waiver will be disseminated in a manner reasonably calculated to inform security holders thereof, and upon such satisfaction or waiver, the circumstances described in the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO will be applicable.

Notwithstanding the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, Instruction 1 to Item 10 of Schedule TO states that “[t]he facts and circumstances of a tender offer, particularly the terms of the tender offer, may influence a determination as to whether financial statements are material, and thus required to be disclosed.” Apollo does not believe that the financial statements of Parent, the Offeror or Management VIII are material to stockholders of the Company, for the following reasons:

•	As disclosed in the Offer to Purchase, each of Parent and the Offeror was formed on January 10, 2014, solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging financing therefor. The disclosure of financial statements for Parent and the Offeror would therefore not provide the Company’s stockholders with any additional meaningful information or with any information material to a stockholder’s decision to tender its Shares. Furthermore, the Offer is not subject to a condition with respect to the Equity Commitment Letter.

•	Apollo believes that the financial statements of Management VIII would not be material to a stockholder’s decision with respect to the Offer because the Offer is not subject to a condition with respect to the availability of funds from Management VIII.

•	If the Minimum Condition and the other Offer Conditions are satisfied, then upon the closing of the Offer and consummation of the Merger, all stockholders of the

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

Company, whether such stockholders tender Shares or not, will receive solely cash for such Shares and not stock or other securities of Parent, the Offeror, Management VIII or their affiliates. As a result, the financial condition and results of operations of Parent, the Offeror and Management VIII would not provide meaningful information to any of the Company’s stockholders as such stockholders will have no ongoing interest in the business or operations of Parent, the Offeror, Management VIII or their affiliates after the closing of the Offer and consummation of the Merger.

•	Even if the existence of the financing condition limits the availability of the “safe harbor” provision of Instruction 2 to Item 10 of Schedule TO, nevertheless such condition does not result in financial statements being material to stockholders. If the proceeds from the Debt Commitment Letter are not available, the Offeror will be unable to purchase the Shares tendered into the Offer unless Parent and the Offeror are able to obtain alternative financing. According to the terms of the Merger Agreement, Parent and the Offeror must use their reasonable best efforts to arrange to obtain alternative financing from alternative sources on terms, taken as a whole, not materially less favorable to Parent and the Offeror than those contained in the Debt Commitment Letter and in an amount sufficient to fund the Required Amount. At the present time, neither Parent nor the Offeror has any sources of debt financing other than those disclosed in the Schedule TO.

Therefore, Apollo respectfully submits that the financial conditions of Parent, the Offeror and Management VIII are not material.

Certain Projections, page 16

5.	The projections included in this section appear to include non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, Apollo has revised its disclosure to comply with Rule 100 of Regulation G.

6.	Disclosure in this section states that “None of Parent, the Offeror or the Company or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any stockholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error.” The filing persons may not disclaim responsibility for their disclosure. Please revise accordingly.

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

Response: In response to the Staff’s comment, Apollo has revised the sentence to delete the disclaimer of responsibility.

Issuance of Senior Notes and/or Bridge Facility, page 22

7.	Please disclose a summary of the expected interest rate and collateral for the Senior Notes. Please disclose a summary of the collateral for the bridge loans. Refer to Item 7 of Schedule TO and Item 1007(d)(1) of Regulation M-A.

Response: In response to the Staff’s comment, Apollo has revised the disclosure relating to the Senior Notes and Bridge Facility.

14. Certain Conditions of the Offer, page 49

8.	Refer to the condition contained in paragraph (iii) of the Offer to Purchase dated January 16, 2014 and the language contained in the second paragraph following the question “Do you have the financial resources to make payment?” found in Amendment No. 2 to the Schedule TO filed on January 21, 2014. We note that the while the Offeror has received a Debt Commitment Letter to finance the purchase of securities, the offer is subject to what appears to be both a financing condition and a funding condition, i.e., not only must Parent enter into Definitive Financing Agreements in an amount at least equal to the Required Amount, but such amount must be available to Parent at the Offer Closing. Generally, when an Offeror’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an Offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Please note that we read the language in the amendment filed on January 21, 2014 and referenced above to suggest that the filings persons will extend the Offer to ensure that five business days remain prior to the Offer Expiration Date and disseminate a notice to security holders in two alternative scenarios: (i) following disclosure of the entry into the Definitive Financing Agreements, or (ii) following the waiver of such condition. However, because such condition as currently written appears to include both a financing condition and a funding condition, please note that Staff does not believe that mere disclosure of the entry into the Definitive Financing Agreements without waiver or deletion of the condition in its entirety eliminates the question regarding whether financing is assured. Rather, we would consider a material change to have occurred upon satisfaction of the funding

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

condition, and our comment in the preceding paragraph regarding dissemination and five business days would apply in such scenario. Please confirm your understanding.

Response: In response to the Staff’s comments, Apollo has revised the disclosures on page S-4 and page 49 of the Offer to Purchase and in the second paragraph following the question “Do you have the financial resources to make payment?” found in Amendment No. 2 to the Schedule TO, filed on January 21, 2014, in each case relating to the financing condition. As revised, the referenced condition clarifies that the Offeror may terminate the Offer and not accept for payment any tendered Shares if Parent has not entered into Definitive Financing Agreements in an amount at least equal to the Required Amount, which provide that such amount will be available to Parent at the Offer Closing. As a result, the entry into Definitive Financing Agreements that satisfy the characteristic described will satisfy the condition. The suggestion that an additional and independent condition exists that such amount be available as of the Offer Closing has been removed.

Apollo confirms that, upon satisfaction or waiver of the aforementioned financing condition in its entirety, (i) Parent will disseminate disclosure related thereto in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d), and (ii) the Offer will be extended, if necessary, so that at least five business days remain in the Offer following such disclosure.

9.	Refer to the condition contained in paragraph (iii). We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer, not merely before acceptance of the Shares. As currently written, the language in paragraph (iii) indicates that the Offeror shall not be obligated to accept for payment and pay for the Shares unless the Required Amount is available to parent at the “Offer Closing.” The term Offer Closing is defined on page 4 of the Offer to Purchase dated January 16, 2014 as “the time [the Offeror] make[s] payment for the Shares accepted for payment pursuant to and subject to the conditions of the Offer.” Please revise accordingly.

Response: In response to the Staff’s comments, Apollo has revised the applicable disclosure on page 49 of the Offer to Purchase. As revised, the referenced condition clarifies that the Offeror may terminate the Offer and not accept for payment any tendered Shares if “(iii) Parent has not entered into Definitive Financing Agreements in an amount at least equal to the Required Amount, which provide that such amount will be available to Parent at the Offer Closing.” The phrase “which provide that such amount will be available to Parent at the Offering Closing” qualifies “Definitive Financing Agreements,” stating a property of such agreements, and does not state a condition that must be satisfied in addition to the entry into such agreements. As such, this referenced condition is capable of satisfaction at the expiration of the Offer and is consistent with the introductory language to the condition, which states that “after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

and are continuing as of the expiration of the Offer.” Specifically, the condition will be satisfied if, at the expiration of the Offer, Parent has entered into Definitive Financing Agreements in an amount equal to the Required Amount and those agreements provide that such amount will be available at the Offer Closing.

10.	Refer to the preceding comment. As currently written, clause (ii) of paragraph (iv)(f), including its reference to “immediately after the Offer Closing (after giving effect to the exercise of the Top-Up Option),” appears to suggest that satisfaction of this condition cannot be determined until after expiration of the Offer. Please delete or revise.

Response: In response to the Staff’s comments, Apollo has revised the applicable disclosure on page 50 of the Offer to Purchase. The revised disclosure clarifies that the determination as to whether or not clause (ii) of paragraph (iv)(f) is satisfied shall be made as of the expiration of the Offer and is therefore consistent with the introductory language to the condition, which states that “after the date of the Merger Agreement and prior to the expiration of the Offer, any of the following conditions exist and are continuing as of the expiration of the Offer.” As of the expiration of the Offer, Apollo will know how many Shares have been validly tendered in the Offer and not properly withdrawn, and will also know how many shares of Company Common Stock are issuable upon exercise of the Top-Up Option. As a result, Apollo will also know the number of shares of Common Stock that will be outstanding on a fully diluted basis immediately after the Offer Closing, which number will not change between the expiration of the Offer and the Offer Closing. Thus, the satisfaction of the condition in clause (ii) of paragraph (iv)(f) will be determinable at the expiration of the Offer.

11.	Refer to the condition contained in paragraph (iv)(h). Similar to our preceding comment, it appears that the Company will not be able to deliver to Parent the referenced certificate at or prior to expiration given its reference to the condition contained in paragraph (iv)(f). Please revise this condition accordingly.

Response: In response to the Staff’s comments, Apollo has revised the applicable disclosure under clause (ii) of paragraph (iv)(f) on page 50 of the Offer to Purchase. As explained in the response to comment 10 above, the Company will be able to determine, as of the expiration of the Offer, whether the condition contained in paragraph (iv)(f) has been satisfied. Consequently, the Company will be able to deliver to Parent, as of the expiration of the Offer, the referenced certificate.

12.

We note the disclosure in the last paragraph of this section relating to the bidders’ failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders’ understanding on both points in your response letter.

Response: Apollo hereby confirms its understanding of both points described in the Staff’s comment 12 above.

17. Miscellaneous, page 52

13.	Disclosure states that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Please provide an analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If the filing persons are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the current disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

Response: In response to the Staff’s comment, the Company has revised in Amendment No. 4 the first paragraph of Section 17 of the Offer to Purchase and the first paragraph of Letter of Transmittal in order to clarify that reference is made only to excluding target security holders in a state in accordance with the requirements of Rule 14d-10(b)(2).

WACHTELL, LIPTON, ROSEN & KATZ

Mr. Perry J. Hindin

U.S. Securities and Exchange Commission

January 29, 2014

In response to your request, Apollo acknowledges that:

•	Apollo is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Apollo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions set forth in Amendment No. 4, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1117 or by email at RCChen@wlrk.com.

Sincerely,

/s/ Ronald C. Chen

Ronald C. Chen

Enclosures

cc:	Scott I. Ross, Apollo Management VIII, L.P.

Lance A. Milken, Apollo Management VIII, L.P.

Steven A. Cohen, Wachtell, Lipton, Rosen & Katz

Jay Young, CEC Entertainment, Inc.

D. Gilbert Friedlander, Weil, Gotshal & Manges LLP